WALLACE A. GLAUSI
ATTORNEY AT LAW
3673 CANADIAN WAY
TUCKER, GEORGIA 30084
(503) 515-3657

November 22, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Re	Amazon Gold, LLC Response to Comments on Amendment No. 2 to Offering Statement on Form 1-A Filed October 22, 2021 File No. 024-11587

NOTE: THIS CORRESPONDENCE CONTAINS CONFIDENTIAL

INFORMATION THAT IS NOT FOR PUBLIC DISCLOSURE

Dear Examiners,

Below are our comments, in bold type, to your letter of November 5, 2021.

Amendment No. 2 to Offering Statement on Form 1-A filed October 22, 2021

Description of our Business

Objectives and Strategy, page 20

1.

We note your response to our prior comment 4 and reissue it in part. We note that the Company intends to fund initial gold arbitrage operations in Brazil which are expected to provide "annualized Company returns at rates sufficient to meet the Company's objectives" but the basis of your projections appear to be based on the success of a contractor with no corresponding measure of quantitative financial information included in the offering statement. Please clarify your disclosures and describe the valuation method or model used to calculate your preferred rate and specifically disclose the related assumptions. If no standard valuation method was used, please state this information in your offering circular. Please also revise or provide a reasonable basis for any disclosure suggesting that you will be able to provide a Preferred Rate of 12% on an annual basis. Refer to Part II(b) of Form 1-A.

ANSWER:

The Company will employ a formula and process based on the net of (i) the difference between the cost to be paid by the Company for unrefined metals and the proceeds from the sale by the Company of refined metals (projected to average 9-11%) and (ii) the costs associated with the process (all of which are calculated into the margin for purchasing gold from the miners and are projected to average 7-8%). In short, the Company will NOT purchase gold or metals until AFTER the Company has pre-sold the refined, processed metals for a profit – a process we denote as a “pre-sell-buy-sell” transaction. Each pre-sell-buy-sell transaction is projected to “net” the Company approximately 1-2%. If the Company can pre-sell then buy then sell to the pre-sale customer several times per month, the net results would create a monthly return of approximately 4-5%.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

November 22, 2021

This process, being based on a formula rather than on a specific price-point, provides maximum flexibility in the market and is not dependent on a minimum global price of gold or other precious metal. The formula is not price-dependent, meaning that no minimum price is required or assumed in order to effect the process. Regardless of the price of gold or metals in the market (whether $100/g, $1,000/g or $10,000/g), the percentages remain within the same range and the formula remains the same. The Company, therefore, is not using any price assumptions or valuations in its projections, all of which are based on the established formula and not on historical prices.

The Company’s research also suggests that similar arrangements and structures are feasible in the United States and Canada using similar formulae, arrangements, and procedures and that, therefore, expansion into the United States and Canadian markets will allow the Company to both expand its operations and create the possibility of additional returns that are expected to be adequate with which to make the Preferred Return possible from Company operations.

2.

Please expand your disclosure to clarify and substantiate the amount of capital that will be required to fund each of your objectives over the next twelve months. In this regard, discuss the timeframe for each objective and the related expenses.

ANSWER:

The disclosure has been expanded accordingly to clarify our use of funds over the next 12 months, as well as our overall timeframe for our objectives.

3.

We note that you were recently incorporated on December 7, 2020 for the purpose of funding arbitrage activities and have not generated any revenues to date. Please revise the disclosure in the second paragraph on page 21 to clarify that references to average sale proceeds are not based on prior historical prices or advise. Additionally, disclose whether you are using any pricing assumptions.

ANSWER:

The language in the referenced paragraph has been revised and expanded to clarify that the projections are based on a process that is formula-centered rather than price-centered and is, therefore, not based on historical prices. Likewise, the formula is not price-dependent, meaning that no minimum price is required or assumed in order to effect the process. Regardless of the price of gold in the market (whether $100/g, $1,000/g or $10,000/g), the percentages remain within the same range and the formula remains the same.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

November 22, 2021

General

4.

We note your response to our prior comment 3 and that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption.

ANSWER:

Duly noted.

Respectfully submitted,

Attorney at Law